

September 20, 2011

<u>Via Mail</u>
Edward D. Ford
Chief Financial Officer
North American Nickel Inc.
301 - 260 West Esplanade
North Vancouver, BC V7M 3G7

> **Re: North American Nickel Inc.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 20, 2011**
> **File No. 001-14740**

Dear Mr. Ford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Engineering Comments</u>

<u>Form 20-F for Fiscal Year Ended December 31, 2010</u>

<u>General</u>

1.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are

cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

2.   We note that you have quantified mineralization on your website and in some press releases. If you continue to disclose measures other than those recognized by the SEC, on your website, in press releases or in your filings with the SEC, please accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or accessed from the SEC website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

Sudbury Nickel Properties, page 8

3.   We note your disclosure in this section and elsewhere in your filing referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, it appears that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

4.   Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

5. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

6.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Woods Creek, page 9

7.   We note you disclose assay results up to 1.09% Nickel. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mine Engineer at (202) 551-3718 if you have questions regarding the engineering comments and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief